UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35380 / November 12, 2024

In the Matter of	:
	:
AFA PRIVATE CREDIT FUND	:
ALTERNATIVE FUND ADVISORS LLC	:
AFA PRIVATE CREDIT LP	:
	:
101 Federal Street, Suite 1900	:
Boston, MA 02110	:
	:
File No. 812-15563	:

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

AFA Private Credit Fund, et al. filed an application on April 12, 2024, and an amendment on July
23, 2024, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of
1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions
otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The
order would permit certain business development companies and closed-end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with certain affiliated investment entities.

On October 17, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35362). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by AFA Private Credit Fund, et al. (File No. 812-15563) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.